Letterhead of Clifford Chance US LLP

July 1, 2008

Mr. Jim O’Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust
(File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your oral comments provided regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Cleantech™ Portfolio (the “Fund”), an exchange-traded fund of the PowerShares Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Post-Effective Amendment No. 196 to the Trust’s Registration Statement, which will be filed on EDGAR on or about July 1, 2008.

General

Comment 1.          Please confirm that the Fund is in compliance with the terms and conditions of its exemptive order.

Response 1:          In reliance with the representation made to us by Management, the Fund is in compliance with the terms and conditions of its exemptive order.

Prospectus

Comment 2.          In the Section entitled “Performance Information,” please revise the disclosure to indicate that the Underlying Index has changed, that the performance history shown for the Underlying Index and the Fund do not reflect the inclusion of global securities and that previous performance history is not necessarily indicative of how the Fund and Underlying Index would have performed had they included global securities.

Response 2:          The disclosure has been revised accordingly.

Comment 3.          To the extent that Fund will utilize swaps, please consider adding disclosure to indicate that the current market for swaps has deteriorated and whether that has resulted in increased liquidity constraints.

Response 3:          The disclosure has been revised accordingly.

*       *       *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Clifford R. Cone at (212) 878-3180.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss
Stuart M. Strauss